UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Certain Director

As previously disclosed, on April 15, 2026, Mr. Ying Wo Sammy, HO, resigned from his positions as the executive director of Grande Group Limited (the “Company”). Mr. Ying Wo Sammy, HO’s resignation as an executive director of the Board was due to personal reasons and was not a result of any disagreement with the Company or its board.

On July 1, 2026, the Board appointed Ms. Sha, XIA as the Company’s Director (“the Director Appointment”) to fill the vacancy created by Mr. Ying Wo Sammy, Ho’s resignation. In connection with the Director Appointment, the Company entered into an employment agreement with Ms. Sha, XIA dated July 1, 2026 (the “Employment Agreement”), pursuant to which Ms. Sha, XIA will receive an annual salary of HK$180,000 (approximately US$23,077 for her services as the Company’s director.

The biography for Ms. Xia is set forth below:

Ms. Sha, XIA, age 30, is Company’s director. Ms. Xia is a seasoned executive training and education professional. Prior to joining the Grande group of companies, Ms. Xia has been serving as the Executive Education Curriculum Development Manager at Shenzhen 4Reasons Corporate Education & Training Co., Ltd., where she directs curriculum development and investment research across digital assets, AI-enabled finance, Web3 infrastructure, and quantitative investing. From September 2022 to November 24, Ms. Xia co-founded Beijing Gushan Yiju Culture Media Co., Ltd., a media and entertainment startup, and served as its Head of Finance and Strategy, where she was overseeing financial planning, budgeting, resource allocation, business development and expansion. Ms. Xia is currently a Master of Science candidate in Wealth Management at The Hong Kong Polytechnic University, and Ms. Xia holds a Bachelor of Science (Honours) degree in Software Engineering from Asia Pacific University of Technology & Innovation and Staffordshire University.

There are no family relationships among Ms. Sha, XIA and any of our other officers and directors. The foregoing description of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the form of Employment Agreement furnished hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Employment Agreement By and Between the Company and Ms. Sha, XIA, dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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